Seabridge Gold Inc.






February 11, 2009


United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street N.E.
Washington D.C., USA
20549-7010

Attention: H. Roger Schwall


Re:      Seabridge Gold Inc.
         Your letter dated February 3, 2009


Dear Sirs;

We hereby respond to the comments made in your letter dated February 3, 2009 regarding our Form 20-F filing for the year ended December 31, 2007, in the matching order of the comments.


      1. Interest of Management in Certain Transactions

      We hereby confirm that we will include disclosure meeting the requirements of Item 7.B in future applicable filings. We provide below an example of the disclosure we intend to use:

      B. Interest of Management in Certain Transaction

      During the fiscal years ended December 31, 2008, 2007 and 2006, Mintec, Inc., a private company controlled by Fred Banfield, a Director of Seabridge, was paid $_______, $33,300 and $33,900, respectively, for technical services provided by his company related to the mineral properties. These technical services were for consulting and computer software for geologic modeling, reserve estimation, mine planning and database management. The Company negotiated the agreement at arms length, after the Company reviewed all available software in the marketplace and determined that the agreement negotiated with Mintec was the most cost effective available.

      During the fiscal years ended December 31, 2008, 2007, and 2006, Suma Investments Inc., a private company controlled by James Anthony, the Chairman and a director of Seabridge was paid $_______, $360,000, and $144,000, respectively, for corporate consulting services rendered. The Company negotiated the agreement at arms length, after the Company reviewed available compensation data from comparable companies and determined that the agreement negotiated with Suma Investments was reasonable.

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       106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1
   Telephone: (416) 367-9292 Facsimile: (416) 367-2711 info@seabridgegold.net
                              www.seabridgegold.net

      During the fiscal years ended December 31, 2008, 2007, and 2006, Eliseo Gonzalez-Urien, a director of Seabridge was paid $_______, $17,300 and $18,000, respectively, for geological consulting services rendered. The Company negotiated the agreement at arms length, after the Company reviewed available compensation data from comparable consulting firms and determined that the agreement negotiated with Mr. Gonzalez-Urien was reasonable.

      Pan Atlantic Bank and Trust Ltd. has been an investor in two convertible debt offerings and two private placements of common shares by Seabridge. Pan Atlantic Bank and Trust Ltd.'s sole shareholder is FCMI Financial Corporation.

      None of the Company's interests in its mineral properties were acquired from affiliates.


      2. Management's Report on Internal Control over Financial Reporting

      We hereby confirm that in future filings we will provide either a cross reference in Item 15 to our discussion of changes in our internal control over financial reporting, or provide a separate statement fulfilling our US disclosure obligation to provide a discussion of changes in our internal control over financial reporting.


Should you have any questions about the responses in this letter, please contact our US securities counsel Bruce Rich at 212-238-8895 or the undersigned.


Yours truly,

/s/ Roderick Chisholm
Roderick Chisholm
Corporate Secretary